UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q   [_] Form N-SAR
[_] Form N-CSR

For Period Ended: June 30, 2016

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: _____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

INDEPENDENCE HOLDING COMPANY

Full Name of Registrant:

Former Name if Applicable

96 Cummings Point Road

Address of Principal Executive Office *(Street and Number)*

Stamford, CT 06902

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the three and six month period ended June 30, 2016 in a timely manner because the registrant was delayed in its filing of its Quarterly Report on Form 10-Q for the three month period ended March 31, 2016. The registrant filed the Quarterly Report on Form 10-Q for the three month period ended March 31, 2016 on August 1, 2016 and is currently diligently working on its quarterly report for the six months ended June 30, 2016. The registrant is using its reasonable best efforts to file the Form 10-Q within the extended period granted by the filing of this Form 12b-25, but if it is unable to do so, it will file it as soon as reasonably practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Teresa A. Herbert	(203)	358-8000
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, the registrant sold all of the membership interests of its subsidiary IHC Risk Solutions, LLC (RS) and co-insured all of the in-force stop-loss insurance business of Standard Security Life Insurance Company of New York and Independence American Insurance Company produced by RS. The registrant recorded a gain from discontinued operations and corresponding increase in book value of approximately $100 million, net of minority interest from the sale of RS in the first quarter of 2016.

INDEPENDENCE HOLDING COMPANY

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2016   By: /s/ Teresa A. Herbert
                                                                      Teresa A. Herbert
                                                                      Chief Financial Officer

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.